# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Traeger, Inc., CIK 0001857853
CUSIP: 89269P202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 533 South 400 West, Salt Lake City, Utah (UT), 84106
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001839882-22-002930
Filed by CIK 0000937567

## Reporting persons
- ONTARIO TEACHERS PENSION PLAN BOARD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 493,861; sole dispositive power 0; shared dispositive power 493,861; aggregate amount beneficially owned 493,861 (18% of the class)
  Comment: Based on 2,745,030 shares of common stock outstanding which is based on 137,251,532 shares of common stock outstanding as of March 6, 2026, as reported in Traeger, Inc.'s (the "Company") Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 6, 2026, and gives effect to the 1-for-50 reverse stock split effected by the Company on March 17, 2026, as disclosed in its Form 8-K filed with the SEC on March 17, 2026.
- 2594868 Ontario Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 493,861; sole dispositive power 0; shared dispositive power 493,861; aggregate amount beneficially owned 493,861 (18% of the class)
  Comment: Based on 2,745,030 shares of common stock outstanding which is based on 137,251,532 shares of common stock outstanding as of March 6, 2026, as reported in the Company's Form 10-K filed with the SEC on March 6, 2026, and gives effect to the 1-for-50 reverse stock split effected by the Company on March 17, 2026, as disclosed in its Form 8-K filed with the SEC on March 17, 2026.

## Item 1. Issuer
Name of issuer: Traeger, Inc.
Address of issuer's principal executive offices: 533 South 400 West, Salt Lake City, UT, 84101

## Item 2. Person Filing
Name of person filing:
(i) ONTARIO TEACHERS PENSION PLAN BOARD ("OTPP"); and
(ii) 2594868 ONTARIO LTD, a wholly-owned subsidiary of OTPP ("2594868," and together with OTPP, the "Reporting Persons").
Address of principal business office or, if none, residence: Both Reporting Persons: 160 Front Street West, Suite 3200 Toronto, Ontario, M5J 0G4.
Citizenship: Both Reporting Persons are incorporated under the laws of the Province of Ontario, Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
493,861
The reported securities are beneficially owned by the Reporting Persons.
Mr. Greg Nielsen ("Mr. Nielsen") and Mr. Christian Dunn ("Mr. Dunn") may be deemed to have power to dispose of the shares held by 2594868 because of a delegation of authority from the President and Chief Executive Officer of OTPP to Mr. Nielsen and Mr. Dunn and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of OTPP. Mr. Nielsen and Mr. Dunn expressly disclaim beneficial ownership of such shares that are held by or may be acquired by the Reporting Persons.
Percent of class: 18.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 493,861
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 493,861

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Consistent with the disclosure in the latest Form S-1 filed with the SEC on July 27, 2021, the Reporting Persons are filing the Amendment to clarify that the Reporting Persons, AEA TGP HOLDCO LP ("AEA") and TCP TRAEGER HOLDINGS SVP LLC ("TCP") and entities affiliated with AEA and TCP are members of a "group" as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended with respect to the Company's common stock.

Please refer to AEA's and TCP's Schedule 13G filing for additional information with respect to AEA and TCP's beneficial ownership of Company's common stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ONTARIO TEACHERS PENSION PLAN BOARD: /s/ Jonathan Law, Jonathan Law/Managing Director, Corporate & Investments Compliance (05/11/2026)
- 2594868 Ontario Ltd: /s/ Jonathan Law, Jonathan Law/Managing Director, Corporate & Investments Compliance (05/11/2026)